February 17, 2017

VIA EDGAR

Karen L. Rossotto

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	Steadfast Alcentra Global Credit Fund
File Nos. 333-214405; 811-23210

Dear Ms. Rossotto:

On behalf of Steadfast Alcentra Global Credit Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on December 2, 2016 with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of Amendment No. 1 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on February 17, 2017. We respond to the specific comments of the Staff as follows:

Prospectus

1.	In general, we note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

2.	We note the Fund discloses it will seek exemptive relief from the Securities and Exchange Commission (the “SEC”) to offer multiple share classes. This relief has not yet been granted, and may not be granted. Please remove all disclosure in the prospectus relating to share classes that have not yet been approved by the SEC staff and are not yet eligible to be sold.

Phone: 202.408.5153 | www.mmmlaw.com

1401 Eye Street, N.W. | Washington, D.C. 20005

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

Response: The Fund acknowledges the Staff’s concern regarding the inclusion of multiple share classes in the prospectus prior to the receipt of exemptive relief to permit the Fund to offer multiple share classes. The Fund, however, believes that such concerns can be mitigated in an appropriate manner without the Fund having to incur the additional expenses associated with revising the Registration Statement at this time in order to remove references to the various share classes. On December 8, 2016, the Fund and Steadfast Investment Adviser, LLC (the “Adviser”), collectively filed an application with the Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), seeking exemptive relief from Sections 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares. The Fund notes that the relief it is seeking is not novel and, while there is no guarantee that such relief will be granted, the Fund believes that the likelihood of obtaining exemptive relief is substantially greater than obtaining relief for matters that are granted on a less frequent basis or that present a unique set of facts.

Because the Fund intends to offer its shares on a continuous basis through a network of independent broker-dealers, it is important that the Fund be able to provide information about each share class that it intends to offer through the Registration Statement in advance of the Registration Statement being declared effective by the SEC. Including the various share classes in the Registration Statement permits due diligence firms to review the Registration Statement for the benefit of broker-dealer firms that may sell the Fund’s shares in the future. Section 2(a)(3) of the Securities Act of 1933, as amended, specifically exempts preliminary negotiations between the issuer and an underwriter from the definition of “offer” to allow for such discussions. If the Staff requires that the Registration Statement be amended to include only a single share class, the Fund will be hamstrung in its ability to provide the necessary documentation to such due diligence firms in order for them to complete their review. This could significantly delay the finalization of participating dealer agreements with broker-dealers interested in selling the Fund’s shares.

The Fund has enhanced its disclosure in the Registration Statement to make clear that exemptive relief may not be obtained and, if exemptive relief is not obtained, the Fund will only offer a single class of shares pursuant to the Registration Statement. If the Registration Statement is declared effective prior to the receipt of exemptive relief to offer multiple share classes, the Fund would include only a single share class in the final prospectus filed pursuant to Rule 497 under the Securities Act of 1933. Similarly, the Statement of Additional Information would be revised to reflect a single share class. All offers and sales of shares, therefore, would be made through the final prospectus that contains a single share class until such time as exemptive relief is obtained. At such time, the Fund would file a new final prospectus pursuant to Rule 497 that would include the share classes currently described in the application for exemptive relief filed with the Commission.

Further, the Fund advises the Staff that it will not circulate preliminary prospectuses to potential investors prior to the Registration Statement being declared effective by the SEC. Any distribution of preliminary prospectuses will only be to broker-dealer firms and due diligence firms. Therefore, no offers to potential investors will be made until the Registration Statement is declared effective and a final prospectus is filed pursuant to Rule 497 that includes only a single share class until exemptive relief is obtained to offer multiple share classes.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

The Fund believes that this is a reasonable proposal since it ensures that no offers or sales of shares of other classes of shares will be made prior to the receipt of exemptive relief since no investors will receive a preliminary prospectus that includes more than one share class. Further, this proposal allows the Staff and FINRA to review the anticipated terms of the offering, assuming receipt of exemptive relief to offer multiple share classes. If the Fund is required to remove all other share classes from the Registration Statement at this point, it could result in a delay of the review of the terms of the offering by FINRA. Finally, removing multiple share classes from the Registration Statement only to re-insert such share classes at a later date involves significant expenses, all of which may be borne by the Fund and its shareholders. The Fund believes that its proposal eliminates the concerns of the Staff relating to the offer and sale of multiple share classes prior to the receipt of exemptive relief while addressing the significant delays and expenses that may result if the Fund were required to amend the Registration Statement as requested.

Cover Page

3.	In the section titled “Investment Objective,” the disclosure states, “the Fund’s investment objective is to generate both current income and capital appreciation primarily by ….” Please delete “primarily by” and the remainder of this sentence as it describes the Fund’s strategy (i.e., please disclose that the Fund’s investment objective is to “generate both current income and capital appreciation”). The deleted disclosure may be moved to Principal Investment Strategies.

Response: The Fund has modified its investment objective on the cover page and on pages 1, 27 and 33 of the prospectus as requested and revised the disclosure related to the Fund’s principal investment strategies to include information previously included as part of the investment objective.

4.	In the section titled “Principal Investment Strategies,” the disclosure states that “[t]he Fund will invest primarily in a portfolio of secured and unsecured fixed and floating rate loans and, to a lesser extent, bonds and other types of credit instruments… [emphasis added].” Please disclose here with specificity the “other types of credit instruments” that will be used as a principal strategy.

Response: The Fund has revised its disclosure to delete the phrase “and other types of credit instruments” on the cover page and on pages 1, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information.

5.	The Fund’s name includes the term Global. In Principal Investment Strategies, or as otherwise appropriate in the Summary Prospectus, please disclose the following:

a.	Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

Response: The Fund directs the Staff to disclosure found on pages 2, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information that the Fund may invest up to 40% of its total assets in non-U.S. securities.

The Fund believes that this strategy is consistent with Rule 35d-1 under the 1940 Act and related guidance regarding the use of the term “global” in the name of an investment company. The Fund has also revised its disclosure in response to Comment 5.b below to provide additional information regarding how the Fund will determine if an issuer is economically tied to a foreign country.

b.	Please describe the specific criteria the Fund uses to determine that an investment is economically tied to a country.

Response: The Fund has revised its disclosure on pages 2, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information to describe the criteria the Fund uses to determine if an investment is economically tied to a particular country.

6.	The bullet points disclosed in the section titled “Unlisted Closed-End Fund” should also be placed in the subscription agreement immediately above the signature line and in the “Risk Factors” subsection, on page 17.

Response: The Fund filed the Form of Subscription Agreement that it intends to use in connection with its public offering as Exhibit (p) to the Registration Statement and included the bullet points from the prospectus cover page in such agreement.

7.	Please add the following statement in bold-type to the bullet points disclosed in the section titled “Unlisted Closed-End Fund.”

An investor will pay a sales load of up to 5.0% and offering expenses of up to 1.0% on the amounts it invests in a Class T Share. If you pay the maximum aggregate 6.0% for sales load and offering expenses, you must experience a total return on your net investment in a Class T Share of 6.4% in order to recover these expenses.” See “Plan of Distribution.”

Response: The Fund has included the requested disclosure as a footnote to the pricing table on the prospectus cover page.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

8.	Please review Item 1.1.g of Form N-2, which sets forth the requirements for the Table presented following the bullet points under the section “Unlisted Closed-End Fund.” Accordingly, the Table should include a column indicating “Total” amounts as well as “Per Share” amounts for the Public Offering Price, Sales Load and Proceeds to the Fund.

Response: The Fund has modified the pricing table on the prospectus cover page as requested.

Summary of Terms

9.	On page 1, in Investment Objective, the disclosure refers to the Fund making direct investments in “lower middle-market and middle-market companies in the form of fixed and floating rate senior secured loans, second lien loans and subordinated debt and…minority equity investments.” Please explain here, in plain English, what lower middle and middle-market companies are, as well as explain each of these investment types.

Response: The Fund uses a defined term, “Middle-Market Companies,” to describe lower middle-market and middle-market companies, as “companies having annual earnings, before interest, taxes and depreciation (“EBITDA”) of between $5 million and $50 million, and/or revenues of between $25 million and $750 million.” The Fund directs the Staff to disclosures found on pages 2 and 33 of the prospectus. Furthermore, the Fund has revised its disclosure on pages 3-4 of the prospectus to include descriptions of the types of investments it may make.

10.	With regard to the disclosure in Investment Strategies on page 2, we have the following comments:

a.	Please explain in plain English what “directly originated loans” are.

Response: The Fund has revised its disclosure on pages 2, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information as requested.

b.	In the first paragraph, the disclosure states the “Fund intends to provide customized debt and equity financing solutions to Middle-Market Companies ….” Please explain, in plain English, what this disclosure means and how the Fund may achieve its investment objective with this strategy.

Response: The Fund has revised its disclosure on pages 1-2 of the prospectus as requested.

c.	Please explain how the Fund defines “non-U.S. securities.”

Response: The Fund directs the Staff to its response to Comment 5.a above and to its disclosures found on page 2, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information that state that the Fund intends to “invest primarily in those countries where there are well-established laws protecting creditors’ rights, such as countries in North America and Western Europe, although in select situations the Fund may invest in issuers domiciled elsewhere.”

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

d.	If the Fund may invest in securities from emerging markets, please disclose how the Fund determines if a country is an emerging market and disclose the risks associated with investing in emerging markets in Types of Investments and Related Risks.

Response: The Fund advises the Staff that investments in issuers domiciled in emerging markets is not a principal investment strategy of the Fund. As a result, the Fund has not revised its disclosure to include information about investments in emerging markets.

e.	The second paragraph in this section is generally highly technical and complex. Please revise this paragraph to provide clear and understandable disclosure.

Response: The Fund notes that it has included additional disclosure in response to Comment 10.a above regarding “directly originated loans.” The Fund believes that with the additional context provided by the addition of such disclosure, the language found in the second paragraph is more understandable to potential investors.

11.	In the third paragraph on page 3, in Market Opportunities, the disclosure states, “the Fund believes that its investment strategy positions it well to partner with … private equity investors ….” Please explain what this means, e.g. how will the Fund partner with private equity investors and how will this help it achieve its investment objective? Will any of the private equity investors be affiliates? If so, please explain to us how the fund intends to operate in this manner consistent with the limitations of section 17 of the Investment Company Act of 1940.

Response: The Fund advises the Staff that Alcentra NY, LLC (the “Sub-Adviser”) and its affiliates have participated in a number of financings structured by private equity firms, and the Sub-Adviser intends to seek out similar opportunities on behalf of the Fund. In such situations, a private equity firm that is not affiliated with the Sub-Adviser will enlist one or more other lenders to finance an investment or a project. Such firms are more likely to offer the opportunity to invest to lenders with whom they have previously worked and that have the capacity and ability to participate in such opportunities. Since the private equity sponsors described in the prospectus are not affiliates of the Adviser or the Sub-Adviser, the Fund believes that participating in such financings does not, in any way, implicate the provisions set forth in Section 17 of the 1940 Act. The Fund has revised its disclosure in the prospectus on page 4 to clarify that private equity sponsors are unaffiliated with the Adviser and the Sub-Adviser. In addition, the Fund has included additional information about how it intends to leverage its relationships with such private equity sponsors on the cover page and on pages 2, 27 and 33 of the prospectus and B-1 of the Statement of Additional Information.

12.	In the same paragraph, please explain in plain English what mezzanine debt is.

Response: In connection with its revisions in response to Comment 9 above, the Fund added disclosure regarding mezzanine debt on page 3 of the prospectus.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

13.	In the first full paragraph on page 4, the disclosure refers to “[s]enior secured unitranche loans” and the “bullet maturity structure of loans.” Please explain, in plain English, what these terms mean. In general, please avoid the use of highly technical terms.

Response: In connection with its revisions in response to Comment 9 above, the Fund added disclosure regarding unitranche loans on page 3 of the prospectus. The Fund has further revised its disclosure on pages 5 and 35 of the prospectus to describe the phrase “bullet maturity structure.”

14.	The last paragraph on page 4 has the heading “Minimize Portfolio Concentration.” The disclosure in the paragraph states, “the Adviser and the Sub-Adviser will actively monitor the Fund’s investment portfolio to ensure that the Fund is not overly concentrated across industries [emphasis added].” As the Fund does not intend to concentrate, as that term is interpreted under the Investment Company Act of 1940, please delete or replace the word “concentrate” in this paragraph to avoid confusion.

Response: The Fund respectfully disagrees that the use of the term “concentration” in this paragraph is confusing to investors. The Fund included the term “concentration” on page 6 of the prospectus and in other locations to describe its intention to diversify its investments across industries, geographic areas and sponsors as an alternative to the term “diversified” since “diversified” is defined under Section 5 of the 1940 Act and could conceivably be confusing to investors in light of the fact that the Fund is a “non-diversified” closed-end fund. Further, the Fund believes that this statement is consistent with its policy regarding concentration found on page B-14 of the Statement of Additional Information.

15.	At the top of page 7, in Use of Proceeds, please apply the following comments with regard to the “Warehouse Portfolio”:

a.	Please clarify what the Warehouse Portfolio is and its purpose. Who owns the securities in the portfolio and how will the Fund acquire the securities from the portfolio?

Response: The Fund advises the Staff that it has determined not to utilize a warehouse portfolio and, thus, all references regarding the warehouse facility have been removed.

b.	Will the Fund purchase the securities from the Alcentra Group? If so, please explain why the transaction is permitted under Section 17 of the Investment Company Act of 1940.

Response: The Fund directs the Staff to its response to Comment 15.a above.

c.	As the Fund will acquire “a pro rata strip of each investment held in the Warehouse Portfolio… “, will other funds or investors also acquire securities from the portfolio?

Response: The Fund directs the Staff to its response to Comment 15.a above.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

d.	The disclosure states that following the Fund’s acquisition of the securities, “[n]o additional investments will be added to the Warehouse Portfolio.” Please clarify what this means and who is responsible for adding securities to the portfolio.

Response: The Fund directs the Staff to its response to Comment 15.a above.

e.	The disclosure states, “[f]ollowing the purchase of the Warehouse Portfolio, the net proceeds from this offering will be invested as soon as practicable in accordance with the Fund’s investment objective and strategies ….” Are the securities from the Warehouse Portfolio not consistent with the Fund’s investment objective and strategies? Please clarify.

Response: The Fund directs the Staff to its response to Comment 15.a above.

f.	If the Fund will not invest net proceeds in accordance with its investment objectives and policies within six months, please disclose the reasons for such a delay and the consequences of the delay. See Item 7.2 of Form N-2.

Response: The Fund has revised its disclosure on pages 31, 54 and 86 of the prospectus and B-3 and B-4 of the Statement of Additional Information to comply with the provisions of Item 7.2 of Form N-2.

16.	On page 15, in Periodic Liquidity Through Share Repurchase Program, please disclose that shareholders that tender their shares within one year of purchase will be subject to a 2% redemption fee.

Response: The Fund has revised its disclosure on the cover page and on pages 17, 20, 24, 80 and 102 of the prospectus as requested.

17.	Starting with the Risk Factors identified on page 17, apply the following comments:

a.	Please disclose that “below investment grade instruments” are speculative.

Response: The Fund has included disclosure on the cover page and page 20 of the prospectus as requested.

b.	Several risk factors are identified as principal without being included in the Investment Strategies section. Generally, for each Risk Factor disclosed, please disclose a corresponding investment type in Investment Strategies. Specifically, please revise the Fund’s Investment Strategies section to include investments in distressed and sovereign debt, the use of leverage, and the specific derivatives the Fund will use as principal strategies.

Response: The Fund respectfully advises the Staff that investing in sovereign debt is not a principal investment strategy. References to sovereign debt in the prospectus relate to events such as the United Kingdom’s potential exit from the European Union and the ratings downgrades of the United States, Spain and other countries by ratings agencies. Such events may negatively impact the sovereign debt markets, which could negatively impact the global financial markets in general, which, in turn may impact the Fund.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

With respect to the use of leverage, the Fund directs the Staff to disclosure on pages 22 and 61-62 of the prospectus related to risks involved with the use of leverage.

With respect to the use of derivatives, the Fund advises the Staff that, except for currency hedges, the Fund does not intend to invest in derivative instruments. The Fund has added disclosure to the Summary Risk Factors section to mirror the disclosure found on page 51 of the prospectus regarding currency hedging.

Finally, the Fund directs the Staff to risk disclosure found on page 46 of the prospectus regarding investments in issuers that are experiencing financial distress. While the Fund may invest in distressed issuers, such investments are not expected to be a principal investment strategy of the Fund.

c.	Please review the adequacy of the disclosure concerning the use of derivatives by the Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response: The Fund has reviewed the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and believes that its derivatives disclosures are consistent with the observations made in the letter. As noted in response to Comment 17.b above, except for currency hedges, the Fund does not intend to invest in derivative instruments.

d.	Please disclose the specific risks associated with minority equity investments, as well as those associated with the use of leverage.

Response: The Fund directs the Staff to disclosure on pages 22 and 61-62 of the prospectus related to risk involved with leverage. With respect to investments in equity securities, the Fund directs the Staff to risk factors found on pages 21 and 47 of the prospectus. The term “minority equity securities” simply refers to the fact that the Fund does not intend to take a controlling equity position in any of its portfolio companies. In connection with its revisions in response to Comment 9 above, the Fund has revised its disclosure to define such term on page 3 of the prospectus.

e.	The Risk Factors section excludes certain additional risk disclosure contained on page 39 in the section Types of Investments and Related Risks. Please review the disclosure beginning on page 39 to determine if further disclosure regarding the risks associated with the Fund’s principal investment strategies should be included in the Risk Factors section.

Response: The Fund has reviewed the Summary Risk Factors section against the “Types of Investments and Related Risks” section of the prospectus and believes that the disclosure found in the Summary Risk Factors section provides an overview of the most material risk factors relating to the Fund and an investment in shares of the Fund.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

18.	With regard to the disclosure in Summary of Fees and Expenses on page 22, please apply the following comments:

a.	In footnote 4, please explain the basis of the assumption that the Fund will raise $100 million in proceeds in the first 12 months of the offering. Also, please explain what average net assets are.

Response: The Fund advises the Staff that it has estimated the amount of proceeds that it will raise during its first twelve months of operations based on prior programs managed by affiliates of Steadfast Investment Adviser, LLC that engaged Steadfast Capital Markets Group, LLC (the “Dealer Manager”) to raise capital on their behalf. The Dealer Manager has a sales team consisting of external and internal wholesalers as well as personnel in national accounts and marketing that market its products daily. The Dealer Manager believes this team will be able to leverage their current relationships with independent broker-dealers and registered investment advisers to raise the amount of capital estimated in footnote (4) to the “Summary of Fees and Expenses” table. Further, as noted on page 8 of the prospectus, through September 30, 2016, the Dealer Manager has raised approximately $1.5 billion in proceeds from over 40,000 investors in three public, non-listed REITs: Steadfast Income REIT, Inc., Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT III, Inc., as well as a private placement debentures offering. As a result, the Fund believes that it is reasonable to estimate that it will raise $100 million during the twelve months following commencement of the offering.

b.	In footnote 7, the disclosure states,“[t]he figure in the table assumes the Fund borrows for investment purposes an amount equal to 25% of its average net assets (including such borrowed funds) during the twelve-month period… .” Please explain the basis of this assumption.

Response: As disclosed in the prospectus, the Fund will seek to obtain leverage for investment purposes. As noted in footnote (7) to the “Summary of Fees and Expenses” table, the ability to obtain leverage and the amount of such leverage depends, in part, on the ability of the Fund to raise capital in its offering. If the Fund is successful in raising $100 million during its first twelve months of operations, it believes it will be able to obtain leverage through a credit facility in an amount equal to 25% of its total assets. The Fund has revised its disclosure in footnote (7) to the “Summary of Fees and Expenses” table to indicate that there is no assurance that it will be able to obtain leverage.

c.	Given the assumption in the fee table that the Fund may borrow for leveraging within 12 months of the effective date of the registration statement, please also provide the disclosure required by Item 8.3.b. of Form N-2, including the table illustrated in Item 8.3.b.(3).

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

Response: The Fund advises the Staff that the disclosure and tabular information required pursuant to Item 8.3(b) of Form N-2 is required if “the Registrant has outstanding or is offering a class of senior securities as defined in Section 18 of the 1940 Act.” As the Fund is offering common shares of beneficial interest, which are not senior securities as defined in Section 18 of the 1940 Act, and has no leverage outstanding, the Fund is not required at this time to comply with the requirements found in Item 8.3(b) of Form N-2. If the Fund obtains leverage, it will comply with the requirements set forth in Item 8.3(b) in future reports filed with the Commission. Further, the Fund advises the Staff that it has included risk disclosure relating to the effects of leverage on pages 22 and 61-62 of the prospectus.

d.	On page 50 in Borrowings, the disclosure states the Fund may leverage through issuance of preferred shares. Accordingly, please provide the appropriate disclosure in the fee table and in the text of the prospectus.

Response: The Fund directs the Staff to the last sentence in footnote (7) to the “Summary of Fees and Expenses” table that indicates that the Fund has no current intention to issue shares of preferred stock during the twelve months following commencement of the offering of shares. Therefore, the Fund has not included disclosure relating to the issuance of preferred shares within the “Summary of Fees and Expenses” table. The Fund further directs the Staff to disclosure found on pages 82-83 of the prospectus regarding the Fund’s ability to issue preferred stock and the risk disclosure found on pages 61-62 of the prospectus relating to the ability to incur leverage, including through the issuance of shares of preferred stock. Since the Fund has no current intention to issue shares of preferred stock, it believes its existing disclosure in the prospectus is adequate and appropriate.

19.	On page 39, in the section Types of Investments and Related Risks, the disclosure identifies risks associated with a number of investment strategies not previously disclosed in the Prospectus, such as common stocks, preferred stocks, convertible stocks, CDOs, structured products and the use of arbitrage. Please disclose each of these as principal investments of the Fund in Investment Strategies, along with any additional principal strategy referenced in this section that is not currently included in Investment Strategies.

Response: The Fund has included additional disclosure on page 2, 27 and 33 of the prospectus regarding investments in structured products, such as collateralized loan obligations and collateralized debt obligations. In addition, the Fund has removed the risk disclosure in the prospectus entitled “Arbitrage Risk,” since it is not a principal investment strategy of the Fund. The Fund advises the Staff, however, that investments in preferred stock and convertible securities are highlighted beginning on page B-2 in the Statement of Additional Information and, as such, are not principal investment strategies of the Fund but are investments that the Fund may make. Further, the Fund notes that “common stock” is included within the term “equity securities” and is referenced throughout the prospectus and is a principal investment strategy of the Fund.

20.	On the same page, in Risks Related to Investment Strategies and Fund Investments, in the third line of the last paragraph, the disclosure states, “[t]ypically, the debt in which the Fund invests is not initially rated by any rating agency; however, if such investments were rated, they would likely be below investment grade.” Please disclose here that loans in this category are known as “junk bonds.”

Response: The Fund has revised its disclosure on page 41 of the prospectus as requested.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

21.	On page 69, the disclosure states, “[a] discussion regarding the basis for the Board’s approval of the renewal of the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, if any, will be available in the Fund’s first annual or semi-annual report… .” Please specify either the annual or the semi-annual report and disclose the period of the report.

Response: The Fund hereby undertakes to revise its disclosure to identify the specific report where such disclosure will be found when the board meeting to approve the Investment Advisory Agreement is scheduled.

22.	At the bottom of page 79, the disclosure states, “[s]hares repurchased pursuant to the share repurchase program may also be subject to a servicing fee.” Please disclose here that if tendered within one year of purchase, shares are also subject to a 2% redemption fee.

Response: The Fund has revised its disclosure on the cover page and on pages 17, 20, 24, 80 and 102 of the prospectus as requested.

23.	On page 84, in Temporary Investments, the disclosure states, “before making investments, the Fund will invest primarily in cash” and short-term debt instruments. In accordance with comment 15, if the Fund will not invest net proceeds in accordance with its investment objectives and policies within 6 months, please disclose the reasons for such a delay and the consequences of the delay. Again, see Item 7.2 of Form N-2.

Response: The Fund has revised its disclosure on pages 8, 31, 54 and 86 of the prospectus and B-3 and B-4 of the Statement of Additional Information to state that it expects to deploy the proceeds raised in this offering within three to six months of receipt.

24.	Please amend the Expense Support and Conditional Reimbursement Agreement between the Fund and the Advisor so that it is consistent with the guidance set forth in the AICPA Audit Risk Alert 2013/2014.

Response: The Fund respectfully advises the Staff that the guidance found in the AICPA Audit Risk Alert for Investment Company Industry Developments 2013/2014 specifically refers to business development companies (“BDCs”) that typically support a high, fixed distribution rate of 9% or more. The Fund is a registered closed-end investment company, not a BDC. The Fund believes that the Form of Expense Support and Conditional Reimbursement Agreement included as an exhibit to the Registration Statement is consistent with other registered closed-end funds that conduct continuous offerings. The Fund further believes that the Staff has not imposed the additional BDC-specific requirements included in the AICPA Audit Risk Alert for Investment Company Industry Developments 2013/2014 on registered closed-end funds. The Fund, therefore, has not revised the terms of the Form of Expense Support and Conditional Reimbursement Agreement.

Karen L. Rossotto

U.S. Securities and Exchange Commission

February 17, 2017

* * * * *

Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Christopher Hilbert
Jack Yang